Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

April 2, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	John Reynolds, Assistant Director

James Lopez, Branch Chief

Division of Corporation Finance

Ruairi Regan, Esq.

Re:	Tonix Pharmaceuticals Holding Corp.

Current Report on Form 8-K/A

Filed February 3, 2012

File No. 333-150149

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated February 15, 2012 (the "Comment Letter") relating to the Amended Current Report on Form 8-K/A filed on February 3, 2012 (the "Form 8-K") by Tonix Pharmaceuticals Holding Corp. (the “Company”). The answers set forth herein refer to each of the staff’s' comments by number.

The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

Business Overview, page 4

1.	We note your response to prior comment 1 of our letter dated January 10, 2012. We also note references on pages 15, 16, 29 and elsewhere to the “generally lengthy” and “substantial time” associated with the FDA approval process, the FDA’s “established performance goals for review of NDAs” and the statement that “[p]roduct sales in the United States may commence only when an NDA is approved.” With a view to clarifying disclosure, advise us in approximate quantified terms of the minimum amount of time—for example, in quarters or years—you believe is required to bring your principal products to market. It is unclear if you plan, for example, to apply for and receive FDA approval within 1 year, 2 years or a certain amount of time that is shorter or longer than 1 or 2 years. We understand, as indicated in your response, that other factors, including “financial” and “research results,” likely affect the time it takes to reach commercialization. Please include with your estimate any material assumptions underlying such factors as you deem necessary.

Securities and Exchange Commission

April 2, 2012

Response:

We previously indicated that we anticipated that the process to obtain FDA approval would take at least four years. As a result of those other factors, as discussed, we currently believe that FDA approval of our most advanced drug candidate will not occur for at least 5 years. In order to assist the readers, we have also provided a generic time line explaining the different studies and steps involved in taking a drug from concept to approval.

2.	Please refer to prior comment 2. Given the apparently existing use by your competitors of cyclobenzaprine as a treatment for fibromyalgia syndrome, please clarify what new uses you currently target. Also in this regard, please refer to the 8-K disclosure that you “pursue development and regulatory approval pathways by reformulating versions of approved drugs for new uses and by using the Section 505(b)(2) pathway for FDA approval.” It is unclear if the reference in your response letter to the “specific therapeutic use targeted for the active ingredient that relates to cyclobenzaprine” would be a “new use.” If not, please revise the cited 8-K disclosure accordingly.

Response:

The FDA has strict requirements on the use of drugs, and approves a drug for stated purposes. Cyclobenzaprine is only approved by the FDA for the treatment of muscle spasms. Therefore, the use of cyclobenzaprine as a treatment for fibromyalgia syndrome is considered a “new use” since it is currently not approved by the FDA for that use. While cyclobenzaprine is being used to treat fibromyalgia syndrome, such use is being done by doctors, based upon research studies that have been published showing that cyclobenzaprine has shown positive results in the treatment of fibromyalgia syndrome. The use of a product for the treatment of a condition other than its approved purpose is called off-label. If the FDA were to approve cyclobenzaprine as a treatment for fibromyalgia syndrome, it would no longer be considered a new use, since it has been approved by the FDA for such intended purpose.

The sponsors or manufacturers of the currently available prescription formulations of cyclobenzaprine are not allowed to advertise or promote the use of their products for off-label purposes. Even though existing formulations of cyclobenzaprine are being prescribed by physicians off-label to treat fibromyalgia syndrome, it would be illegal for any company to test any of these formulations of cyclobenzaprine as a treatment for fibromyalgia syndrome without first receiving FDA clearance for such testing. In order to obtain clearance for such testing, an US Investigational New Drug Application, or IND, must be filed with and approved by the FDA.

We have revised our disclosure to provide greater clarification on what is considered a “new use” of a drug for FDA purposes.

Intellectual Property, page 14

3.	We note your response to comment 4 from our letter dated January 10, 2012. It is unclear why you disclose that the intellectual property was “granted.” Please revise or advise.

Response:

We have revised our disclosure state that we own current patents and also have rights to patent applications that are pending. In addition, we have broken up the patent table into two tables, one for patents and the other for pending patent applications. We believe this will provide clearer disclosure to the reader.

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Securities and Exchange Commission

April 2, 2012

Risk Factors, page 20

4.	We note your response to prior comment 5 regarding the assumption that there will be a significant market-wide increase in the use of muscle relaxants for the treatment of FM. Although your business plan may not be “wholly-dependent upon the assumption,” it is unclear why you believe the substantially increased use is not a material assumption that should be addressed in Risk Factors or Business. Please revise or advise.

Response:

We have revised a current risk factor regarding not having any approved products on the market and also added a new risk factor, captioned, “We are largely dependent on the success of our lead product candidate, TNX-102, and we cannot be certain that this product candidate will receive regulatory approval or be successfully commercialized.” We believe that these risk factors, along with other risk factors already existing, address the concern in prior comment 5 that sales will not materialize and the impact it would have on our company.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ SETH LEDERMAN
Seth Lederman
Chief Executive Officer

Cc: Harvey Kesner, Esq.
Marc Ross, Esq.
James Turner, Esq.

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